================================================================================

PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(4)
APRIL 12, 2000                                                File No. 333-88509
(TO PROSPECTUS DATED DECEMBER 1, 1999)

                                  $750,000,000

                         TEXTRON FINANCIAL CORPORATION

             $275,000,000 FLOATING RATE NOTES DUE OCTOBER 17, 2001

              $275,000,000 FLOATING RATE NOTES DUE MARCH 18, 2002

            $200,000,000 FLOATING RATE NOTES DUE SEPTEMBER 17, 2002


THE COMPANY:

- We are a diversified commercial finance company with operations mainly in term loans and leases, revolving credit and specialty finance. Our other financial services and products include transaction syndication, equipment appraisal and management, portfolio servicing, and insurance brokerage.

-  Our address is:

   Textron Financial Corporation
   40 Westminster Street
   P.O. Box 6687
   Providence, Rhode Island 02940-6687
   (401) 621-4200

THE OFFERING:

- We intend to use the net proceeds from the offering to repay outstanding indebtedness.

- We expect that delivery of the notes will be made on through the facilities of The Depository Trust Company, Clearstream or Euroclear and will not be listed on any exchange.

THE NOTES:

- Maturity: One series will mature on October 17, 2001, one series will mature on March 18, 2002 and one series will mature on September 17, 2002.

- Interest: The per annum rate of interest for the notes will equal three-month LIBOR, reset quarterly, plus 17 basis points (.17%), in the case of the series maturing October 17, 2001, plus 23 basis points (.23%), in the case of the series maturing March 18, 2002, and plus 30 basis points (.30%), in the case of the series maturing on September 17, 2002.

- Interest Payments: Quarterly in cash in arrears on each January 17, April 17, July 17, and October 17, and at maturity, commencing on July 17, 2000.

-  Redemption: The notes will not be redeemable prior to maturity.

- Ranking: The notes rank equally with all of our other unsecured and unsubordinated indebtedness.

=================================================================================================================
                                                         PRICE TO          DISCOUNTS AND     PROCEEDS TO TEXTRON
                                                          PUBLIC            COMMISSIONS     FINANCIAL CORPORATION
-----------------------------------------------------------------------------------------------------------------
Per Floating Rate Note due October 17, 2001........        100%                .100%               99.900%
-----------------------------------------------------------------------------------------------------------------
Total..............................................    $275,000,000          $275,000            $274,725,000
-----------------------------------------------------------------------------------------------------------------
Per Floating Rate Note due March 18, 2002..........        100%                .150%               99.850%
-----------------------------------------------------------------------------------------------------------------
Total..............................................    $275,000,000          $412,500            $274,587,500
-----------------------------------------------------------------------------------------------------------------
Per Floating Rate Note due September 17, 2002......        100%                .200%               99.800%
-----------------------------------------------------------------------------------------------------------------
Total..............................................    $200,000,000          $400,000            $199,600,000
=================================================================================================================-

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          JOINT BOOK-RUNNING MANAGERS

    BANC OF AMERICA SECURITIES LLC                     CHASE SECURITIES INC.
================================================================================

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                           PAGE
                                                                           ----

Description of Textron Financial Corporation...........................     S-3
Description of Textron Inc.............................................     S-3
Description of Support Agreement.......................................     S-4
Use of Proceeds........................................................     S-4
Ratio of Earnings to Fixed Charges.....................................     S-4
Description of Notes...................................................     S-5
Underwriting...........................................................    S-10
Legal Opinions.........................................................    S-11

                                   PROSPECTUS

About this Prospectus..................................................       1
Textron Financial Corporation..........................................       1
Use of Proceeds........................................................       2
Ratio of Earnings to Fixed Charges.....................................       2
Description of Debt Securities.........................................       2
Plan of Distribution...................................................      12
Where You Can Find More Information....................................      13
Legal Opinions.........................................................      14
Experts................................................................      14


We have not, and the underwriters have not, authorized any other person to provide you with any information or to make any representations not contained in this prospectus supplement or the attached prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer of any securities other than the notes. This prospectus supplement is part of, and you must read it in addition to, the attached prospectus dated December 1, 1999. You should assume that the information appearing in this prospectus supplement and the attached prospectus, as well as the information incorporated by reference, is accurate as of the date on the front cover of this prospectus supplement only.

The distribution of this prospectus supplement and the attached prospectus, and the offering of the notes, may be restricted by law in certain jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus supplement and the attached prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

                  DESCRIPTION OF TEXTRON FINANCIAL CORPORATION

Textron Financial Corporation was incorporated on February 5, 1962 in the State of Delaware. We are a diversified commercial finance company with operations in three active segments:

     - term loans and leases;

     - revolving credit; and

     - specialty finance.

Our term lending and leasing activity focuses on aircraft, equipment and golf finance. Our revolving credit products consist primarily of dealer inventory finance, factoring and working capital loans. Our specialty finance operations include broadcast media finance, franchise finance, receivables finance and structured investment grade transactions. The company's other financial services and products include:

     - transaction syndication;

     - equipment appraisal and management;

     - portfolio servicing; and

     - insurance brokerage.

Since our inception, Textron Inc., a multi-industry company with operations in aircraft, automotive, industrial products and finance, has owned all of our stock. We were organized to finance the distribution of Textron Inc.'s products. However, we have progressively diversified the scope of the financial services that we offer. As of January 1, 2000, approximately 21% of our managed finance receivables related to Textron Inc.'s products. We have full recourse to Textron Inc. on approximately three-quarters of the managed receivables related to Textron Inc.'s products.

We limit our financing activities almost exclusively to commercial markets and to lease and secured lending products. We offer our services primarily in North America. However, we do finance Textron Inc.'s products worldwide, principally Bell helicopters and Cessna aircraft.

We maintain approximately 34 offices nationwide, with division offices or operation centers in or around Tempe, AZ; East Hartford, CT; Atlanta, GA; Portland, OR; Columbus, OH; King of Prussia, PA; Wichita, KS; Williamstown, MA; Minneapolis, MN; and Providence, RI. Our principal executive offices are located at 40 Westminster Street, Providence, RI 02903.

We have grown through a combination of internal expansion and selective acquisitions. Acquisitions have been complementary to our principal business segments. Acquired businesses must offer meaningful transaction origination capabilities and credit standards compatible with our standards and, when integrated with us, must meet certain return on investment standards established by Textron Inc. We completed six significant acquisitions within the last two years.

                          DESCRIPTION OF TEXTRON INC.

Textron Inc. is a global, multi-industry company with operations in four business segments -- aircraft, automotive, industrial and finance. Textron Inc.'s products include commercial and military helicopters, light and mid-size business jets, automotive components, golf cars and utility vehicles, turf-care equipment, industrial pumps and gears, engineered fastening systems and solutions, and other industrial products.

Textron Inc. is a Delaware corporation. Textron Inc.'s principal executive offices are located at 40 Westminster Street, Providence, Rhode Island 02903 and its telephone number is (401) 421-2800.

Textron Inc. files annual, quarterly and special reports, proxy statements and other information with the SEC. Copies of these reports, statements and other information are available to you as described under "Where You Can Find More Information" in the attached prospectus.

                        DESCRIPTION OF SUPPORT AGREEMENT

We entered into a Support Agreement dated as of May 25, 1994 with Textron Inc. The Support Agreement requires Textron Inc. to pay us, quarterly, an amount sufficient to provide that pre-tax earnings, before extraordinary items and fixed charges, will not be less than 125% of our fixed charges. Fixed charges for purposes of the Support Agreement include interest on indebtedness and amortization of debt discount. Textron Inc. was not required to make any payments under the Support Agreement for the fiscal years 1999, 1998, 1997, 1996, and 1995, when our fixed charge coverage ratios were 163%, 173%, 171%, 165% and 160%, respectively. In addition, Textron Inc. has agreed to maintain our consolidated shareholder's equity at an amount not less than $200 million. Under the terms of the Support Agreement, we agree with Textron Inc. that 100% of our issued and outstanding common stock will be owned by Textron Inc. or a corporation controlled by, controlling, or under common control with, Textron Inc. The Support Agreement is not a guarantee by Textron Inc. of the payment of interest or principal of any obligation, indebtedness or liability by us, including the notes that we are offering by this prospectus supplement. However, the Support Agreement does contain provisions protecting our investors from the termination of the Support Agreement and entitling them to enforce its provisions against Textron Inc. As a result, if Textron Inc. does not comply with its obligations under the Support Agreement, holders of our debt securities, including the notes that we are offering by this prospectus supplement, and other creditors could bring an action against Textron Inc. to compel Textron Inc. to comply with its obligations.

                                USE OF PROCEEDS

We will receive from the offering of the notes net proceeds before expenses of $748,912,500. We estimate expenses to be approximately $450,000, a substantial portion of which will be reimbursed by the underwriters of the notes. We will use the net proceeds to repay outstanding commercial paper. Our outstanding commercial paper, as of March 31, 2000, had a weighted average yield of 6.09% and a weighted average maturity of 43 days. We have used the net proceeds from the portion of our outstanding commercial paper that will be repaid for working capital.

                       RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the fiscal years indicated is as follows:

                                FISCAL YEARS ENDED
        --------------------------------------------------------------------
        1999            1998            1997            1996            1995
        ----            ----            ----            ----            ----

        1.63            1.72            1.70            1.65            1.60


For these ratios, we calculated earnings by adding the following:

     - pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from investments that we account for using the equity method of accounting;

     - fixed charges;

     - amortization of previously capitalized interest;

     - distributed income of investments that we account for using the equity method of accounting;

     - our share of pre-tax losses of investments that we account for using the equity method of accounting and then subtracting:

          - capitalized interest and

          - minority interests in pre-tax income of subsidiaries that have not incurred fixed charges.

For this purpose, we calculated fixed charges by adding the following:

     - interest expensed and capitalized;

     - amortized premiums, discounts and capitalized expenses relating to indebtedness;

     - an estimate of interest included in rental expense; and

     - preferred stock dividend requirements, if any, of consolidated subsidiaries.

                              DESCRIPTION OF NOTES

GENERAL

The following is a description of the particular terms of the Floating Rate Notes due October 17, 2001 (the "October 2001 Notes"), the Floating Rate Notes due March 18, 2002 (the "March 2002 Notes"), and the Floating Rate Notes due September 17, 2002 (the "September 2002 Notes") that we are offering. This description supplements, and to the extent inconsistent replaces, the description of the general terms and provisions of the debt securities set forth in the attached prospectus. The notes are part of the debt securities that we registered on December 1, 1999 to be issued on terms to be determined at the time of sale.

We will issue the notes in three series, the October 2001 Notes and the March 2002 Notes each in an aggregate principal amount of $275,000,000 and the September 2002 Notes in an aggregate principal amount of $200,000,000. We may issue, from time to time, additional notes of any of the series as described below. We will issue the notes pursuant to an indenture dated as of December 9, 1999, which is more fully described in the attached prospectus.

The October 2001 Notes will mature on October 17, 2001, the March 2002 Notes will mature on March 18, 2002, and the September 2002 Notes will mature on September 17, 2002. We are not permitted to redeem the notes prior to maturity.

The notes will not be listed for trading on any exchange.

INTEREST

The notes will bear interest at a rate per annum, reset quarterly, equal to three-month LIBOR plus 17 basis points (.17%), in the case of the October 2001 Notes, plus 23 basis points (.23%), in the case of the March 2002 Notes, and plus 30 basis points (.30%), in the case of the September 2002 Notes. The calculation agent will determine the interest rates for each series. Interest will be computed on the basis of a 360-day year and the actual number of days in the applicable Interest Period (as defined below). Interest is payable quarterly on each January 17, April 17, July 17, and October 17, and at maturity, commencing July 17, 2000. Interest is payable for the period commencing on and including the immediately preceding interest payment date and ending on and including the day preceding the next interest payment date (an "Interest Period"), with the exception that the first Interest Period will commence on and include April 17, 2000. We will pay interest to the persons in whose names the notes are registered at the close of business on the fifteenth calendar day prior to the interest payment date. However, interest that we pay at maturity will be payable to the person to whom the principal will be payable.

If any interest payment date for the notes, other than at maturity, would otherwise be a day that is not a Business Day (as defined below), the interest payment date will be postponed to the next day that is a Business Day, except that if the Business Day is in the next succeeding calendar month, the interest payment date will be the immediately preceding Business Day. If the maturity date for any series of the notes falls on a day that is not a Business Day, payment of principal and interest with respect to the notes will be paid on the next succeeding Business Day with the same force and effect as if made on that date and no interest on the payment will accrue from and after that date.

The interest rate for each Interest Period will be determined by SunTrust Bank (formerly known as SunTrust Bank, Atlanta), as calculation agent in accordance with the following provisions:

The per annum rate of interest for each Interest Period will be three-month LIBOR as determined on the second Banking Day preceding the relevant Interest Reset Date (as defined below) for the Interest Period (the "Interest Determination Date") plus the applicable spread described above. The Interest Determination Date for the first Interest Period will be April 13, 2000. "LIBOR" for each Interest Period will be determined by the calculation agent in accordance with the following provisions:

     (1) On each Interest Determination Date, the calculation agent will determine LIBOR as the offered rate for three-month deposits in U.S. dollars in the London interbank market, which appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Interest Determination Date.

     (2) If the rate does not appear on Telerate Page 3750, or if Telerate Page 3750 is unavailable, the calculation agent will request each of four major reference banks in the London interbank market to provide the calculation agent with its offered quotation, expressed as a rate per annum, for three-month deposits in U.S. dollars to leading banks in the London interbank market at approximately 11:00 a.m., London time, on the Interest Determination Date, in a principal amount of not less than $1,000,000, that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations from the major reference banks are provided, LIBOR in respect of the Interest Determination Date will be the arithmetic mean of those quotations.

     (3) If less than two of the major reference banks in the London interbank market provide the calculation agent with the offered quotations, LIBOR in respect of that Interest Determination Date will be the arithmetic mean of the rates quoted by three major banks in New York City selected by the calculation agent, at approximately 11:00 a.m., New York City time, on that Interest Determination Date for three-month loans in U.S. dollars to leading European banks, in a principal amount equal to an amount of not less than $1,000,000, that is representative for a single transaction in that market at that time.

     (4) If the major banks in New York City selected by the calculation agent are not quoting as described in clause (3), LIBOR will be LIBOR as determined on the prior Interest Determination Date.

"Banking Day" means any day, other than a Saturday or Sunday, on which commercial banks are open for business, including dealings in U.S. dollars, in London and that is also a Business Day.

"Business Day" means any day, other than a Saturday or Sunday, on which banking institutions in New York City are open for business.

"Interest Reset Date" means, with respect to any Interest Period, the first day of such Interest Period.

"Telerate Page 3750" means the display designated on the Dow Jones Telerate Service, or any successor service, as page "3750", or any other page as may replace that page on that service, or any successor service, for the purpose of displaying the LIBOR Index on a daily basis.

All percentages resulting from any calculation on the notes will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or
 .09876545) being rounded to 9.87655% (or .0987655)), and dollar amounts used in or resulting from such calculations will be rounded to the nearest cent, with one-half cent rounded upward.

We have agreed that, so long as any of the notes of any series remain outstanding, we will maintain under appointment a calculation agent to calculate the rate of interest payable on the notes of such series in respect of each Interest Period. The calculation agent's calculation of the rate of interest payable on the notes will be conclusive and binding on us and the holders of the notes, absent manifest error. If the calculation agent is unable or unwilling to continue to act as calculation agent, or if the calculation agent fails to establish the applicable rate of interest for any Interest Period, or if we remove the calculation agent, we will appoint another bank to act as the calculation agent. The calculation agent, however, cannot resign or be removed until acceptance of an appointment by a successor as evidenced by an appropriate agreement entered into between us and the successor calculation agent.

BOOK-ENTRY, DELIVERY AND FORM

We will offer and sell the notes in principal amounts of U.S. $1,000 and integral multiples thereof. We will issue each series of notes in the form of one or more fully registered global book-entry notes which we will deposit with, or on behalf of, The Depository Trust Company and register in the name of Cede & Co., The Depository Trust Company's nominee. Investors may elect to hold interests in the global notes through The Depository Trust Company, Clearstream Banking, societe anonyme (formerly Cedelbank) ("Clearstream") or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear"), if they are participants of those systems, or indirectly through organizations which are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries, which in turn will hold those interests in customers' securities accounts in the depositaries' names on the books of The Depository Trust Company. Citibank, N.A. will act as the U.S. depositary for Clearstream and The Chase Manhattan Bank will act as the U.S. depositary for Euroclear. For additional information regarding The Depository Trust Company, see "Description of Debt Securities -- Book-Entry Procedures" in the attached prospectus.

Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between Clearstream's participants through electronic book-entry changes in accounts of Clearstream's participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream's participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with one of Clearstream's participants, either directly or indirectly.

Distributions with respect to the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Euroclear advises that it was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear's participants through simultaneous electronic book-entry delivery against payment. This eliminates the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. The Brussels, Belgium office of Morgan Guaranty Trust Company of New York operates Euroclear under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation. Morgan Guaranty conducts all operations. All Euroclear securities clearance accounts and Euroclear cash accounts are accounts with Morgan Guaranty, not Euroclear Clearance Systems S.C. Euroclear Clearance Systems S.C. establishes policy for Euroclear on behalf of Euroclear's participants. Euroclear's participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries, and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a participant in Euroclear, either directly or indirectly.

Morgan Guaranty Trust Company of New York in Brussels, Belgium is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As a result, it is subject to the regulation and examination of the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

Securities clearance accounts and cash accounts with Morgan Guaranty are governed by the Terms and Conditions Governing Use of Euroclear, and the related Operating Procedures of the Euroclear System and applicable Belgian law. These terms, conditions and procedures govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are fungible without attribution of specific certificates to specific securities clearance accounts. Morgan Guaranty acts under the above-mentioned terms, conditions and procedures only on behalf of Euroclear's participants, and has no record of or relationship with persons holding through Euroclear's participants.

Distributions with respect to the notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear's participants in accordance with the above-mentioned terms, conditions and procedures, to the extent received by Euroclear's U.S. depositary.

We will not issue individual certificates for the notes in exchange for the global notes, except in very limited circumstances. If The Depository Trust Company notifies us that it is unwilling or unable to continue as a clearing system in connection with a global note or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and in each case we do not appoint a successor clearing system within 90 days after receiving such notice from The Depository Trust Company or on becoming aware that The Depository Trust Company is no longer so registered, we will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the notes represented by the global notes upon delivery of the global notes for cancellation.

Title to book-entry interests in the notes will pass by book-entry registration of the transfer within the records of Euroclear, Clearstream or The Depositary Trust Company, as the case may be, in accordance with their procedures. Further description of The Depository Trust Company's procedures with respect to permanent global notes representing the notes is set forth in the attached prospectus under "Description of Debt Securities -- Book-Entry Procedures". Euroclear and Clearstream may transfer book-entry interests within and between Euroclear and Clearstream in accordance with procedures that they establish. Euroclear, Clearstream and The Depositary Trust Company may establish procedures to effect transfers of book-entry interests in the notes among themselves.

SETTLEMENT PROCEDURES

We will make initial settlement for the notes in immediately available funds. Secondary market trading among The Depositary Trust Company's participants will occur in the ordinary way in accordance with The Depositary Trust Company's rules. Settlement will occur in immediately available funds using The Depositary Trust Company's Same-Day Funds Settlement System. Secondary market trading between Clearstream's participants and/or Euroclear's participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear. The traders will settle the notes using the procedures applicable to conventional Eurobonds in immediately available funds.

Persons holding directly or indirectly through The Depository Trust Company, on the one hand, and directly or indirectly through Clearstream's or Euroclear's participants, on the other, will effect cross-market transfers in The Depository Trust Company in accordance with The Depository Trust Company rules on behalf of the relevant European international clearing system by its U.S. depositary. These cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in the system in accordance with its rules and procedures and within its established deadlines, European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in The Depository Trust Company, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to The Depository Trust Company. Clearstream's participants and Euroclear's participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of the notes received in Clearstream or Euroclear as a result of a transaction with a participant of The Depository Trust Company will be made during subsequent securities settlement processing and dated the business day following The Depository Trust Company settlement date. These credits or any transactions in the notes settled during the processing will be reported to the relevant participants of Euroclear or Clearstream on that business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a participant of Clearstream or Euroclear to a participant of The Depository Trust Company will be received with value on The Depository Trust Company settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in The Depository Trust Company.

Although The Depository Trust Company, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among their respective participants, they are under no obligation to perform or continue to perform these procedures. The Depository Trust Company, Clearstream and Euroclear may change or discontinue these procedures at any time.

FURTHER ISSUES

We may from time to time, without notice to or the consent of the registered holders of the notes of a series, create and issue additional notes ranking pari passu with the notes of the same series that we originally issued in all respects or in all respects except for (1) the payment of interest accruing prior to the issue date of the additional notes and (2) the first payment of interest following the issue date of the additional notes. As a result, we may consolidate the additional notes, forming a single series with the notes of the same series that we originally issued and having the same terms as to status, redemption or otherwise as the notes that we originally issued of the same series.

                                  UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement dated April 12, 2000, among us and the underwriters named below, we have agreed to sell to each of the underwriters and each of the underwriters severally has agreed to purchase from us the principal amount of the notes set forth opposite its name below. The underwriters have agreed to reimburse certain expenses incurred in issuing the notes. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will be obligated to purchase all of the notes of all of the series if any are purchased.

                                                                                       PRINCIPAL AMOUNT
                                               PRINCIPAL AMOUNT    PRINCIPAL AMOUNT      OF SEPTEMBER
                                               OF OCTOBER 2001      OF MARCH 2002            2002
UNDERWRITER                                         NOTES               NOTES               NOTES
-----------                                    ----------------    ----------------    ----------------
Banc of America Securities LLC...............    $137,500,000        $137,500,000        $100,000,000
Chase Securities Inc.........................    $137,500,000        $137,500,000        $100,000,000
          Total..............................    $275,000,000        $275,000,000        $200,000,000
                                                 ============        ============        ============

The underwriters have advised us that they propose initially to offer the notes to the public at the offering prices set forth on the cover page of this supplement. After the initial public offering, the public offering prices may be changed.

The notes are new issues of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the notes after the offering, although they are under no obligation to do so. The underwriters may discontinue any market-making activities at any time without any notice. We can give no assurance as to the liquidity of the trading market for the notes or that a public trading market for the notes will develop. If no active public trading market develops, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on factors such as prevailing interest rates, the market for similar securities, the performance of our company as well as other factors not listed here.

The underwriters, as well as dealers and agents, may purchase and sell notes in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids and purchases made to prevent or slow a decline in the market price of the notes. Syndicate short positions arise when the underwriters or agents sell more notes than we are required to sell to them in the offering. The underwriters may also impose penalty bids whereby the underwriting syndicate may reclaim selling concessions allowed either syndicate members or broker dealers who sell notes in the offering for their own account if the syndicate repurchases the notes in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the notes, which may be higher as a result of these activities than it might otherwise be in the open market. These activities, if commenced, may be discontinued at any time without notice.

We and the underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described in the preceding two paragraphs may have on the price of the notes. In addition, we and the underwriters make no representation that the underwriters will engage in those types of transactions or that those transactions, once commenced, will not be discontinued without notice.

We have agreed to indemnify the underwriters against, or to contribute to payments that the underwriters may be required to make with respect to, certain liabilities, including liabilities under the Securities Act of 1933.

Each of the underwriters and certain of their affiliates have provided, and may continue to provide, investment banking, financial advisory, commercial banking and other services to us and our affiliates.

                                 LEGAL OPINIONS

White & Case LLP will pass upon the validity of the notes for us. Brown & Wood LLP will pass upon the validity of the notes for the underwriters.

                     (This page intentionally left blank.)

PROSPECTUS

                              [TFC TEXTRON LOGO]


                         TEXTRON FINANCIAL CORPORATION
                             40 WESTMINSTER STREET
                                 P.O. BOX 6687
                      PROVIDENCE, RHODE ISLAND 02940-6687
                                 (401) 621-4200


                                 $3,000,000,000


                                DEBT SECURITIES

                           -------------------------

   WE WILL PROVIDE SPECIFIED TERMS OF THESE SECURITIES IN SUPPLEMENTS TO THIS
                                  PROSPECTUS.

YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENT CAREFULLY BEFORE YOU INVEST.

                           -------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                   This prospectus is dated December 1, 1999

                               TABLE OF CONTENTS


                                                                           PAGE

About this Prospectus.....................................................    1
Textron Financial Corporation.............................................    1
Use of Proceeds...........................................................    2
Ratio of Earnings to Fixed Charges........................................    2
Description of Debt Securities............................................    2
Plan of Distribution......................................................   12
Where You Can Find More Information.......................................   13
Legal Opinions............................................................   14
Experts...................................................................   14

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf registration process, we may sell any combination of the debt securities described in this prospectus in one or more offerings up to a total maximum offering price of $3,000,000,000.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities offered. Each prospectus supplement may also add to or update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

                         TEXTRON FINANCIAL CORPORATION

     We were incorporated in the State of Delaware in 1962. Our executive office is at 40 Westminster Street, Providence, Rhode Island. Our telephone number is 401-621-4200. We are a diversified commercial finance company offering term loans and leases for equipment, revolving credit arrangements and, other specialty financial products. Our finance transactions involve many industries, including aircraft, golf, timeshare resorts, transportation, machine tool, and automotive service and repair. Our other financial services and products include transaction syndications, equipment appraisal and management, portfolio servicing and insurance brokerage. We are a wholly-owned subsidiary of Textron Inc., a multi-industry company with market-leading operations in aircraft, automotive, industrial and finance.

     We entered into a Support Agreement dated as of May 25, 1994 with Textron Inc. The Support Agreement requires Textron Inc. to pay us, quarterly, an amount sufficient to provide that pre-tax earnings, before extraordinary items and fixed charges, will not be less than 125% of our fixed charges. Fixed charges for purposes of the Support Agreement include interest on indebtedness and amortization of debt discount. Textron Inc. was not required to make any payments under the Support Agreement for the nine months ended September 30, 1999, or for the years ended 1998, 1997, 1996, 1995 and 1994, when our fixed charge coverage ratios were 170%, 173%, 171%, 165%, 160% and 172%, respectively. In addition, Textron Inc. has agreed to maintain our consolidated shareholders' equity at an amount not less than $200 million. Under the terms of the Support Agreement, we agree with Textron Inc. that one hundred percent (100%) of our issued and outstanding common stock will be owned by Textron Inc. or a corporation controlled by, controlling, or under common control with, Textron Inc. The Support Agreement is not a guarantee by Textron Inc. of the payment of interest or principal of any obligation, indebtedness or liability by us, including the debt securities offered hereby, to any person. However, the Support Agreement does contain provisions protecting our investors from the termination of the Support Agreement and entitling them to enforce its provisions against Textron Inc. As a result, if Textron Inc. does not comply with its obligations under the Support Agreement, holders of our debt securities and other creditors could bring an action against Textron Inc. to compel Textron Inc. to comply with its obligations.

                                USE OF PROCEEDS

     We will use the net proceeds from the sale of the debt securities that we offer for sale by this prospectus for the purpose that we specify in the prospectus supplement for those debt securities. Those purposes may include repayment of debt, origination of loan and lease financings, acquisition of finance portfolios and businesses and other general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                            YEARS ENDED
        NINE MONTHS ENDED       ------------------------------------
        SEPTEMBER 30, 1999      1998    1997    1996    1995    1994
        ------------------      ----    ----    ----    ----    ----

              1.69              1.72    1.70    1.65    1.60    1.72

For these ratios, we calculated earnings by adding the following:

     - pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from investments that we account for using the equity method of accounting;

     - fixed charges;

     - amortization of previously capitalized interest;

     - distributed income of investments that we account for using the equity method of accounting; and

     - our share of pre-tax losses of investments that we account for using the equity method of accounting and then subtracting:

          -- capitalized interest and

          -- minority interests in pre-tax income of subsidiaries that have not incurred fixed charges.

For this purpose, we calculated fixed charges by adding the following:

     - interest expensed and capitalized;

     - amortized premiums, discounts and capitalized expenses relating to indebtedness;

     - an estimate of interest included in rental expense; and

     - preferred stock dividend requirements, if any, of consolidated subsidiaries.

                         DESCRIPTION OF DEBT SECURITIES

     We will issue the debt securities under an indenture between us and SunTrust Bank, Atlanta, as trustee.

     We have summarized below provisions of the indenture and the Trust Indenture Act of 1939. The summary does not contain all of the provisions that you may want to consider as an investor in the debt securities. You may wish to review the indenture. We have filed a copy of the indenture with the SEC.

GENERAL

     The indenture does not limit the amount of debt securities that we may issue under it. In addition, the indenture does not limit the amount of any other debt that we may issue under other financing documents.

     We are allowed under the indenture to issue debt securities in one or more series. We will include in the prospectus supplement for a series of debt securities being offered specific terms of the debt securities. These terms will include some or all of the following:

     - the title of the debt securities;

     - the total principal amount and the permitted denominations of the debt securities;

     - the currency or currencies in which the principal of and any interest on the debt securities will be payable;

     - the date on which the debt securities will be payable;

     - the interest rate, if any, for the debt securities or the method that will be used to determine the interest rate;

     - the places where principal and any interest will be payable;

     - any mandatory or optional repayment or redemption provisions; and

     - any other terms of the debt securities.

     We are allowed under the indenture to issue debt securities of a single series at various times, with different maturity dates and redemption and repayment provisions, if any, and different interest rates. We will specify in the prospectus supplement the persons to whom and the manner in which any interest will be payable.

     The debt securities will be unsecured, unsubordinated indebtedness of our company. The debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness.

     We will issue the debt securities in the denominations that we set forth in the applicable prospectus supplement. The trustee will register the debt securities in the names of the holders of the debt securities. We will maintain an office or agency where holders of the debt securities may present the debt securities for payment, transfer or exchange. We will not charge any service charge for any transfer or exchange of the debt securities, but we may require a payment sufficient to cover any tax or other governmental charge payable on the debt securities.

     We may sell some of the debt securities at a substantial discount below their stated principal amount and we may provide for the payment of no interest or interest at a rate which at the time of issuance is below market rates. We will describe the U.S. federal income tax consequences and other special considerations applicable to any discounted debt securities in the prospectus supplement relating to the discounted debt securities.

BOOK-ENTRY PROCEDURES

     We may issue the debt securities in the form of one or more book-entry certificates registered in the name of a depositary or a nominee of a depositary. Unless we otherwise state in the applicable prospectus supplement, the depositary will be The Depository Trust Company. The Depository Trust Company has informed us that its nominee will be

Cede & Co., who will be the initial registered holder of any series of debt securities that are issued in book-entry form.

     If we use the book-entry only form, we will not issue certificates to individual holders of the debt securities, except as set forth below or in the applicable prospectus supplement. The Depository Trust Company and its participating organizations will only show beneficial interests in book-entry securities on and transfers of book-entry securities through the records that it and its participating organizations maintain. In addition, if holders of debt securities issued in book-entry form want to take any action, they must instruct the participating organization through which they hold the debt securities. The participating organization then must instruct The Depository Trust Company or Cede & Co., as the registered holder of the debt securities, to take action.

     The Depository Trust Company has provided us with the following information. The Depository Trust Company is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934. The Depository Trust Company holds securities that its participating organizations, or direct participants, deposit with it. The Depository Trust Company also facilitates the clearance and settlement of securities transactions among direct participants through electronic book-entries. This eliminates the need for physical exchange of certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Other organizations, including banks, brokers, dealers and trust companies that work with a direct participant also use The Depository Trust Company's book-entry system. The rules that apply to The Depository Trust Company and its participants are on file with the SEC.

     If anyone wishes to purchase, sell or otherwise transfer debt securities issued in book-entry form, they must do it through a direct or indirect participant. Holders will not be recognized as registered holders of the debt securities and, thus, will be permitted to exercise their rights only indirectly through and subject to the procedures of participants and, if applicable, indirect participants.

     The absence of physical certificates may limit the ability of a holder to pledge debt securities issued in book-entry form to persons or entities that do not participate in The Depository Trust Company system, or to otherwise act with respect to the debt securities.

     The Depository Trust Company has advised us that it will only take an action that the indenture permits a registered holder of any debt securities to take if a participant directs it to do so.

     Debt securities represented by a book-entry security will be exchangeable for debt securities in definitive form with the same terms only if:

     - The Depository Trust Company notifies us that it is unwilling or unable to continue as depositary or The Depository Trust Company ceases to be a clearing agency registered under applicable law and we do not appoint a new depositary within 90 days;

     - we determine that the book-entry security is now exchangeable for debt securities in definitive form; or

     - an event of default has occurred and is continuing with respect to the debt securities.

If any of these events occur, The Depository Trust Company will generally notify all direct participants of the availability of definitive debt securities.

     Except as we describe in this section, a book-entry security may not be transferred except as a whole by The Depository Trust Company to its nominee or by its nominee to The Depository Trust Company or another of its nominees or to a successor depositary appointed by us.

CERTAIN COVENANTS

     We must comply with the covenants which are contained in the indenture described below. However, the covenants may not ensure that the holders of debt securities will receive payments of principal and interest on the debt securities when due in the event of a highly leveraged or similar transaction involving our company. These types of transactions would include a leveraged buyout or a change of control of our company. Also, the covenants will not limit the amount of debt we may incur or the amount of dividends we may pay to our shareholder.

LIMITATIONS ON LIENS

     We will not directly or indirectly, and will not allow any Subsidiary to, create, assume or incur any Lien on any of the properties and assets of our company or any Subsidiary unless we grant to the holders of the outstanding debt securities a Lien on the same property or assets that is equal in seniority to the Lien. However, we will not be required to grant a Lien as security to the holders of the outstanding debt securities if our company or any Subsidiary merely:

     - leases property to others in the ordinary course of business, or leases or subleases property that is not necessary in the operation of its business;

     - creates, assumes or incurs any Lien if (1) the Lien secures indebtedness for borrowed money which was used to finance the acquisition of the property that is subject to the Lien and (2) the Lien is created at the same time as our company or the Subsidiary acquired the property or within 90 days after the acquisition;

     - assumes:

        -- any Lien existing on any asset of any Person at the time the Person becomes a Subsidiary that is not created in contemplation of the event;

        -- any Lien on any asset of any Person existing at the time the Person merges or consolidates with or into our company or a Subsidiary that is not created in contemplation of the merger or consolidation; and

        -- any Lien existing on any asset prior to the time our company or a Subsidiary acquires the asset if the Lien is not created in contemplation of the acquisition;

     - makes any deposit with or gives any form of security to any governmental agency or similar body in order to enable our company or any Subsidiary to:

        -- maintain self-insurance;

        -- participate in any fund in connection with workmen's compensation, unemployment insurance, old-age pensions, or other social security;

        -- share in any privileges or other benefits available to corporations participating in any arrangement described above; or

        -- for any other purpose at any time required by law or regulation in order to transact business or exercise any privilege or license;

     - deposits assets of our company or any Subsidiary with any surety company or clerk of any court, or in escrow, as collateral in connection with any bond on appeal by our company or any Subsidiary from any judgment or decree against it, or in connection with any other judicial proceedings by or against our company or any Subsidiary;

     - incurs upon any of its property or assets:

        -- Liens for taxes or other governmental charges which are not yet due or are payable without penalty or which our company or any Subsidiary is contesting in good faith and for which our company or the Subsidiary has set aside adequate reserves on our company's or the Subsidiary's books, as long as foreclosure or similar proceedings have not been started;

        -- the Liens of any judgment, if the judgment has not remained undischarged, or unstayed on appeal or otherwise, for more than six months;

        -- undetermined Liens or charges incident to construction;

        -- materialmen's, mechanics', workmen's, repairmen's or other similar
           Liens arising in the ordinary course of business in respect of obligations which are not yet due or which our company or such Subsidiary is contesting in good faith, or deposits to obtain the release of these Liens; or

        -- any encumbrances consisting of zoning restrictions, licenses, easements and restrictions on the use of real property and minor defects and irregularities in the title, which do not materially impair our company's or the Subsidiary's use of the property or decrease the value of the property for the purpose of our or any Subsidiary's business;

     - creates other Liens arising in the ordinary course of its business which:

        -- do not secure Debt;

        -- do not secure any obligation in an amount exceeding $5,000,000; and

        -- do not in the aggregate materially detract from the value of its property or assets or materially impair the use in the operation of its business;

     - creates Liens not otherwise permitted securing Debt in an aggregate principal amount at any time outstanding not to exceed 15% of Consolidated Net Tangible Assets;

     - creates in favor of any lender or holder of commercial paper of our company or any of our Subsidiaries in the ordinary course of business a banker's lien or right to offset amounts deposited with the lender or holder of commercial paper;

     - creates or assumes Liens securing debt that a Subsidiary owes to our company or another Subsidiary;

     - creates, assumes or incurs any Lien upon any of its properties or assets in connection with the sale, transfer or other disposition of the properties or assets:

        -- in connection with the securitization or other asset-based financing;

        -- to a real estate investment trust or similar entity; or

        -- in connection with any transaction similar to the transactions referred to in the immediately preceding clauses;

       provided, however, that any sale, transfer or disposition must be for valid consideration and must not benefit directly or indirectly any holder of any outstanding obligation or indebtedness of our company more than any other holder if that outstanding obligation or indebtedness did not previously benefit from a Lien; and

     - causes or allows any extension, renewal or replacement of any Lien referred to above, as long as:

        -- we or any Subsidiary do not increase the principal amount of the obligations and indebtedness secured by the Lien, except that:

             - the amount of obligations or indebtedness secured by extensions, renewals or replacements of Liens on property acquired as a result of defaults on receivables may exceed the principal amount prior to the extension, renewal or replacement; and

             - the amount of obligations secured by extensions, renewals or replacements of Liens on property may exceed the amount of the obligations prior to the extension, renewal or replacement if the value of the property has increased and the loan to value ratio of the refinanced obligations does not exceed the loan to value ratio of the obligations relating to the original Lien; and

        -- the extension, renewal or replacement of any Lien is limited to that portion of the property which secured the Lien that is extended, renewed or replaced plus improvements on the property.

CERTAIN DEFINITIONS

     "CONSOLIDATED NET TANGIBLE ASSETS" means, as of any particular time, the aggregate amount of assets after deducting (a) all current liabilities, excluding any liability that by its terms is extendable or renewable at the option of the obligor to a time more than 12 months after the time the amount thereof is computed, and (b) all goodwill, excess of cost over assets acquired, patents, copyrights, trademarks, tradenames and other like intangibles, all as shown in our company's and our subsidiaries' most recent consolidated financial statements prepared in accordance with generally accepted accounting principles.

     "DEBT" of any Person means at any date, without duplication:

     - all obligations of the Person for borrowed money;

     - all obligations of the Person evidenced by bonds, debentures, notes or other similar instruments;

     - all obligations of the Person to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business;

     - all obligations of the Person as lessee which the Person capitalizes in accordance with generally accepted accounting principles;

     - all Debt of others secured by a Lien on any asset of the Person, whether or not the Debt is assumed by the Person; and

     - all Debt of others that the Person guarantees.

     However, "Debt" of our company or a Subsidiary will not include Non-recourse Debt.

     "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, hypothecation or encumbrance of any kind on the asset. However, "Lien" does not mean security interests under Article 9 of the Uniform Commercial Code, or any successor provision, on sales of accounts or chattel paper. For the purposes of the debt securities, our company or any Subsidiary will be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to the asset.

     "NON-RECOURSE DEBT" of our company or a Subsidiary means any obligations for borrowed money of our company or a Subsidiary that (1) are secured by specific assets, (2) are not reflected in the balance sheet of our company or a Subsidiary in accordance with generally accepted accounting principles and (3) are issued under instruments which limit the recourse against the obligor to the specific assets. In the case of all Non-recourse Debt incurred after the date of the indenture, if under applicable law, a holder of the obligation could ever become entitled to recourse against the obligor under applicable bankruptcy law, the instrument must also contain a provision that:

     - the holder's recourse claim in respect of the obligation will be subordinate and junior to all Debt evidenced by the debt securities of any series; and

     - the holder of the obligation cannot receive any payment in respect of any obligation, other than the proceeds of the specific assets that secures the obligation, until we have paid all debt securities of any series in full or have provided funds for their payment.

     "PERSON" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "SUBSIDIARY" means at any date any entity in which we directly or indirectly own or control securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions.

MERGER AND CONSOLIDATION

     We may consolidate or merge with or into any other Person and may transfer or lease all or substantially all of our property to any Person only if:

     - the Person formed by or resulting from the consolidation or merger, or which will receive the property enters into a supplemental indenture in which it

       -- assumes the due and punctual payment of the principal, premium, and interest on the debt securities; and

       -- agrees to perform and observe each agreement or covenant under the debt securities and the indenture; and

     - immediately after giving effect to the consolidation, merger, transfer or lease of property discussed above, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default will have occurred and is continuing.

Any transfer described above, but not a lease, will concurrently release us from further obligations under the debt securities and the indenture.

EVENTS OF DEFAULT, WAIVER AND NOTICE

     The following will be "Events of Default" for any series of debt securities:

     - our failure to pay any interest or any additional amounts on any series of debt securities when due and which remains unpaid for a period of 30 days;

     - our failure to pay the principal or any premium on any series of debt securities when due;

     - our failure to perform, or our breaching, any covenant or warranty of our company contained in any series of debt securities or the indenture which remains unremedied 90 days after the holders of at least 25% in aggregate principal amount of any series of debt securities then outstanding provide written notice of our failure to us;

     - if any event of default under any mortgage, indenture or instrument occurs and results in debt in excess of $50,000,000 of our company becoming or being declared due prior to the date on which it would otherwise become due, and the acceleration is not annulled, or the debt is not discharged, within 30 days after the holders of at least 25% in aggregate principal amount of any series of debt securities then outstanding provide to us written notice of the event of default;

     - the Support Agreement ceases to be in full force and effect for any reason or is amended or modified in any manner unless

       -- prior to its termination or amendment, Standard & Poor's Corporation, Moody's Investor Service and any other nationally recognized statistical rating organization then rating securities of our company, confirm they will not downgrade or place on what is commonly referred to as a "watch list" for possible downgrading any of our securities as a result of the termination or amendment of the Support Agreement; or

       -- if the termination or amendment is as a result of another Person's assumption of the debt securities under the provisions described in "Merger and Consolidation" above, the senior debt securities of the Person assuming the debt securities are rated by Standard & Poor's Corporation or Moody's Investor Service immediately following the assumption at a rating equal to or greater than the rating assigned to securities of our company by each rating agency;

     - Textron Inc., our company or any "significant subsidiary," as defined in
       Section 1.02(w) of Regulation S-X of the Securities Act, or any successor provision thereto, of our company:

        -- commences or consents to a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy or similar law or seeking the appointment of a trustee or other similar official of it or any substantial part of its property;

        -- makes a general assignment for the benefit of creditors;

        -- fails generally or admits its inability to pay its debts as they become due; or

        -- takes any corporate action to authorize any of the foregoing;

     - an involuntary case or other proceeding (1) is commenced against Textron Inc., our company or any significant subsidiary of our company seeking liquidation or other relief with respect to its or our debts under any bankruptcy or other similar law or seeking the appointment of a trustee or other similar official and (2) is not dismissed or stayed within 60 days; or

     - an order for relief is entered against Textron Inc., our company or any significant subsidiary of our company under the Federal bankruptcy laws.

     In case an Event of Default other than one described in the last two bullet-points above occurs and is continuing with respect to a particular series of debt securities, then the holders of at least 25% in aggregate principal amount of that particular series of debt securities then outstanding may declare the principal of all outstanding debt securities of that particular series to be immediately due and payable. If an Event of Default described in the last two bullet-points occurs and is continuing with respect to a particular series of debt securities, the principal of all outstanding debt securities of that particular series will automatically become due and payable. Upon any acceleration, any premium and interest on the debt securities so accelerated will also become immediately due and payable. At any time after an acceleration but before the holders of debt securities obtain a judgment or decree for payment of money due, the holders of a majority in aggregate principal amount of outstanding debt securities may rescind and annul the acceleration and its consequences, provided all required payments, other than as a result of the acceleration, shall have been made and all Events of Default are cured or waived.

     The holders of a majority in aggregate principal amount of any series of outstanding debt securities may waive, on behalf of all of the holders of that series, any Event of Default and its consequences or past defaults, except a default in the payment of the principal of, or premium, if any, or interest, if any, on, debt securities of that particular series or a default under a covenant or agreement that cannot be modified without the consent of the holder of each debt security that is affected.

     If a default or an Event of Default occurs and continues for any series of debt securities, the holders of at least a majority in aggregate principal amount then outstanding for any series of debt securities may direct the time, method and place of conducting any proceeding or remedy available to the trustee, or exercising any power given to the trustee under the indenture for that series of debt securities.

     The trustee does not have to exercise any of its rights or powers under the indenture at the direction of any holders of debt securities unless the holders offer the trustee reasonable security or indemnity against expenses and liabilities.

     We must file with the trustee annually a written statement regarding the presence or absence of certain defaults.



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DEFEASANCE

DEFEASANCE AND DISCHARGE

     The indenture provides that we will be discharged from all non-administrative obligations in respect of the debt securities of any series if we deposit with the trustee, in trust, money and/or U.S. government obligations which will provide enough money to pay the principal and interest on the debt securities of the series on the stated due dates of these payments in accordance with the terms of the indenture and the debt securities of that series.

     We may establish this trust only if, among other things, we deliver to the trustee an opinion of counsel stating that the holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the defeasance had not occurred.

DEFEASANCE OF LIMITATIONS ON LIENS COVENANT AND RELATED EVENTS OF DEFAULT

     The indenture provides that we may be released from our obligation to comply with the restrictive covenant regarding limitations on Liens and we would no longer trigger Events of Default under the indenture and the debt securities of a series with respect to this covenant, if we deposit with the trustee, in trust, money and/or U.S. government obligations which, through the payment of interest and principal thereon, will provide enough money to pay the principal and interest on the debt securities of that series on the stated due dates of these payments in accordance with the terms of the indenture and the debt securities of that series. Our other obligations under the indenture and the debt securities of that series and other Events of Default would remain in full force and effect.

     We may establish this trust only if, among other things, we deliver to the trustee an opinion of counsel stating that the holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance of the covenant and Events of Default described above and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the defeasance had not occurred.

     If we exercise the option described in this section and the debt securities of the series are declared due and payable because of the occurrence of any Event of Default, other than the Event of Default described above in the third bullet point under "Events of Default", the amount of money and U.S. government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the Event of Default.

CHANGES TO THE INDENTURE

     Under the indenture, we may modify our rights and obligations and the rights of the holders of debt securities with the consent of the holders of at least a majority of the principal amount of the outstanding debt securities of all series issued under the indenture affected by the modification. However, we are required to get the consent of the holder of each debt security affected to make the following modifications of the debt securities:

     - an extension of the fixed maturity of any debt security;

     - a reduction of the principal amount payable on any debt security;

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     - a reduction in the rate of interest, or change in the calculation of interest, payable on any debt security;

     - change any obligation to pay any additional amounts or reduce any additional amounts payable on any debt security;

     - a change in currency in which payments are made;

     - an extension of the time of payment of interest;

     - a modification that affects adversely any right of a holder of a debt security to repayment;

     - a reduction in the principal amount of an original issue discount debt security due and payable upon acceleration of the maturity;

     - a reduction in the portion of the principal amount of a debt security payable in bankruptcy;

     - a reduction in amounts payable upon redemption;

     - a reduction in the rate of interest payable on overdue amounts;

     - a modification that impairs the right of any holder of any debt security to institute suit for the enforcement of any required payment on the debt security on or after the fixed maturity of the debt security; and

     - a reduction in the percentage of holders of the outstanding debt securities of each series required to consent to any modification discussed above.

     Under the indenture, we can make modifications to the indenture with the consent of the trustee but without the consent of any holders of debt securities to evidence our merger or the replacement of the trustee and for other purposes set forth in the indenture.

CONCERNING THE TRUSTEE

     We enter into a variety of banking transactions with the trustee in the ordinary course of our business.

GOVERNING LAW

     The debt securities and the indenture will be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflict of law principles.

                              PLAN OF DISTRIBUTION

     We may sell the debt securities described in this prospectus:

     - to or through underwriters or dealers;

     - directly to one or more purchasers; or

     - through agents.

BY UNDERWRITERS

     If we use underwriters in the sale, the underwriters will acquire debt securities for their own account. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters may from time to time modify any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

DIRECT SALES

     We may directly sell debt securities of any series. In this case, no underwriters or agents would be involved.

BY AGENTS

     We may sell debt securities of any series through agents that we designate. The agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

GENERAL INFORMATION

     Underwriters, dealers and agents that participate in the distribution of the debt securities may be underwriters, as defined in the Securities Act of 1933, and any discounts, concessions or commissions that we pay them and any profit on their resale of the debt securities offered by this prospectus may be treated as underwriting discounts, concessions and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in a prospectus supplement.

     We may have agreements with the underwriters, dealers and agents who participate in the sale of debt securities to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

     The debt securities of a series, when first issued, will have no established trading market. Any underwriters or agents to or through whom we sell debt securities of a series for public offering and sale may make a market in the debt securities, but will not be obligated to do so and could stop doing so at any time without notice. We cannot assure you that a market for any series of debt securities we issue will exist.

     If we indicate in a prospectus supplement, we will authorize underwriters or our agents to solicit offers by certain institutional investors to purchase debt securities from us which will be paid for and delivered on a future date specified in the prospectus supplement. The obligations of any purchasers under these delayed delivery and payment arrangements will not be subject to any conditions except that the purchase at delivery must not be prohibited under the laws of any jurisdiction in the United States to which the institutional investor is subject.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 (File No. 333-88509) with the SEC under the Securities Act of 1933, covering the debt securities to be offered from time to time by this prospectus. This prospectus does not contain all of the information included in the registration statement.

     We also have filed a registration statement on Form 10 (File No. 0-27559)with the SEC under the Securities Exchange Act of 1934. We will file annual, quarterly and special reports, and other information with the SEC. Our parent company, Textron Inc., also files annual, quarterly and special reports, and other information with the SEC. Textron Inc.'s and our SEC filings are available to the public over the Internet from the SEC's web site at http://www.sec.gov. You may also read and copy any document we file, or Textron Inc. files, at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

     The SEC allows us to "incorporate by reference" in this prospectus the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus the Form 10 and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we, or our agents, sell all of the securities that may be offered by this prospectus.

     You may request a copy of these documents at no cost to you by writing or telephoning us at the following address:

        Textron Financial Corporation
        40 Westminster Street
        P.O. Box 6687
        Providence, Rhode Island 02940-6687
        Attention: Brian F. Lynn
        (401) 621-4200

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of the securities described in this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                 LEGAL OPINIONS

     White & Case LLP will issue for us an opinion about the legality of the debt securities.

     Any underwriters will be advised about the validity of the debt securities by their own legal counsel.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements for the year ended January 2, 1999 as set forth in their report included in our registration statement on Form 10, and which is incorporated by reference in this prospectus. Our consolidated financial statements are incorporated by reference in reliance on their reports, given on their authority as experts in accounting and auditing.


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================================================================================

APRIL 12, 2000

                                  $750,000,000


                         TEXTRON FINANCIAL CORPORATION


             $275,000,000 FLOATING RATE NOTES DUE OCTOBER 17, 2001

              $275,000,000 FLOATING RATE NOTES DUE MARCH 18, 2002

            $200,000,000 FLOATING RATE NOTES DUE SEPTEMBER 17, 2002




                            ---------------------
                            PROSPECTUS SUPPLEMENT
                            ---------------------





                          JOINT BOOK-RUNNING MANAGERS


          BANC OF AMERICA SECURITIES LLC         CHASE SECURITIES INC.

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